Filed by:	POLYMER SOLUTIONS, INC. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: POLYMER SOLUTIONS, INC.

Commission File No. 0-18583

On December 4, 2003, Polymer Solutions, Inc. issued a press release announcing that a special meeting of shareholders will be held on January 28, 2003 at 10:00 a.m., Pacific time, at the XChange Conference Centre, 888 Dunsmuir Street, 2nd Floor, Vancouver, British Columbia, Canada V6C 3K4. At the special meeting, Polymer’s shareholders will be asked to consider and vote upon proposals related to the sale of substantially all of Polymer’s assets, the dissolution of Polymer and the subsequent distribution to the former Polymer shareholders and optionholders of the assets available for distribution following such dissolution. The text of the press release follows:

TABLE OF CONTENTS

Polymer Solutions Announces Special Meeting Date

Polymer Solutions Announces Special Meeting Date

CHICO, CA, Dec. 4, 2003... Polymer Solutions, Inc., (OTC BB: PYSU; TSX Venture: PYM), a leading producer of environmentally-friendly paints, coatings and adhesives, today announced that a special meeting of Polymer shareholders will be held on Wednesday, January 28, 2003 at 10 a.m. Pacific time at the Xchange Conference Center, 888 Dunsmuir Street, 2nd Floor, Vancouver, British Columbia, Canada V6C 3K4.

The special meeting has been scheduled to vote upon proposals related to the sale of substantially all of Polymer’s assets, the dissolution of Polymer (which will be followed by the deregistration of Polymer’s securities under U.S. federal securities laws and a delisting of the securities from all exchanges) and the subsequent distribution of the assets available for distribution to the former Polymer shareholders and optionholders, as per the news release dated October 29, 2003. If shareholders approve the disposition at the meeting, and the other conditions to the closing of the disposition are satisfied, the disposition is expected to close on or about February 2, 2004.

Polymer filed a definitive proxy statement with the Securities and Exchange Commission on December 4, 2003. The proxy statement and related proxy materials will be mailed to Polymer’s shareholders of record (as of December 16, 2003) on or about December 19, 2003. Polymer shareholders are urged to read the proxy statement carefully because it contains important information about Polymer and the proposed disposition and dissolution. The proxy statement and any other documents filed by Polymer with the Securities and Exchange Commission (SEC) may be obtained free of charge at the SEC’s website at www.sec.gov. The proxy statement is also available on Polymer’s website at www.polysolutions.com and may also be obtained without charge by Polymer shareholders by directing a request to: Polymer Solutions, Inc., 312 Otterson Drive, Suite H, Chico, California 95928 Attn: Investor Relations.

Polymer and its officers and directors may be deemed to be participants in the solicitation of proxies from Polymer shareholders with respect to the proposed transaction. A description of the interests of the directors and executive officers of Polymer is set forth in Polymer’s proxy statement for its 2003 annual meeting, which was filed with the SEC on July 3, 2003. Shareholders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement and the other relevant documents filed with the SEC.

Polymer addresses the North American coatings market by producing environmentally friendly water-based and low VOC (volatile organic compounds) solvent-based paints, wood coatings, stains, sealers, primers and top coats for wood furniture manufacturers and wood products companies. PSI, with polymer science at its core, has developed proprietary, low VOC products compatible with the indoor and outdoor environment for industrial and retail markets. PSI also produces and markets water-based and low solvent-based industrial adhesives and a line of glass, metal and concrete coatings.

Contact:
Charles (Chuck) Tait
Polymer Solutions, Inc.
(604) 514-6559 or 800-377-8323
info@polysolutions.com

Statements in this news release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties. Risk factors include general economic and industry conditions, effects of leverage, environmental matters, technological developments, product pricing, raw material cost changes, and international operations, among others, which are set forth in the Company’s SEC filings.

No Stock Exchange on which the Company’s securities are listed has reviewed or approved this news release.